Mail Stop 6010

October 16, 2006

Harold L. Brand, President
Cybra Corporation
One Executive Blvd.
Yonkers, New York 10701

Re: Cybra Corporation
**   Amendment No. 2 to Form SB-2 Registration Statement**
**   File No. 333-135068**

Dear Mr. Brand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary – page 5

Cybra Corporation – page 5

1.   Your response to comment 5 in our last letter does not address the issue we raised in that comment and we hereby reissue it. Please revise the disclosure to briefly explain why you are "migrating" you product to other computing platforms, and whether there is some significance to your decision to do this by 2007. Is IBM discontinuing the product your software supports? Also, given that we are approaching the fourth quarter of the year, discuss whether you are on schedule to accomplish this.

2. We have considered the supporting documents you supplied in response to comment 6 of our last letter. We note that your supporting documents do not address all of the claims made in your registration statement. For example, you have not provided any support for the following claims:

- The highlighted statements under "Comply or Die" on page 27

- The claim that "thousands of Cybra customers reduce their chargeback burden daily by relying on MarkMagicTM to handle their compliance" on page 28

- The claim that Manhattan Associates is "acclaimed as one of today's most successful software companies…"

- The claim that "MarkMagicTM's unique advantage is that…it alone provides virtually all other printing needs that customers may demand." (page 31)

Please provide support for these claims or delete them as we previously requested.

3. We have considered the material you have provided in support of the claims now contained on pages 29-30 of your registration statement. The material you provided consists mostly of a number of press releases from an entity called Venture Development Corporation as well as an article from an internet newsletter. The press releases contain statements regarding the size of the market for various items, and projections for sales in coming years. The press releases do not identify the businesses included in the various market categories referenced, explain how the data was gathered or by whom, the assumptions that were made in analyzing the data or on which the projections were made or any other information that would support the statements you have included in the registration statement. The internet newsletter article indicates that it was written "by a staff writer" and appears to be based on information provided by the entity that the writer is writing about. None of the information you provided in support of the claims made in the registration statement supports the claims. Unless you can provide additional support for these claims, you should delete them.

Risk Factors – page 7

We are dependent on strategic relationships. – page 11

4.   We note the exhibits you filed in response to comment 7 in our last letter. In the risk factor on page 11, you indicate that you have four material customers, but you have only filed agreements with three of them. In addition, we note that the agreements with Vormittag Associates and Apparel Business Systems, entered into in 1996, have expired. If the agreements have been extended, you need to file the extensions as exhibits to the registration statement. If they have not been extended, you will need to revise the disclosure in the registration statement to clearly indicate that you have no agreements with these entities. We note further that the agreement with Manhattan Associates includes references to exhibits to the agreement, which have not been included in Exhibit 10.10. You need to refile this agreement to include all exhibits, appendices, attachments, supplements, etc. to that agreement. You also need to expand the disclosure in the "Business" section to include a discussion of the material terms of these agreements.

Selling Shareholders – page 13

5.   We note your response to comment 11. However, you still have not explained the factual basis for your belief that the issuance of these securities was exempt from registration. Please revise the disclosure in Part II of the registration statement to include this information.

Directors to be appointed – page 21

6.   We note that you did not respond to comment 19. Please tell us how the purchasers chose the two named individuals to become members of the board. We may have further comment.

Business – page 24

7.   We note your response to comment 22. It is still unclear from the disclosure – and your response – as to whether you sell your products to a large number of software manufacturers or just a few. It is also unclear whether most of your sales are to software manufacturers or to end users. Please include a table that discloses for each of the last two fiscal years and the interim period, the percentage of your sales attributable to software manufacturers and to end users. Also disclose whether you are materially dependent on one or a few major software manufacturers.

Competition – page 31

8.	As we previously requested, please place the discussion of your competition under a subheading called "Competition."

<u>Where you can find more information – page 33</u>

9.	The disclosure in this section continues to include incorrect addresses for the Commission. Please correct them in your next amendment.

<u>Financial Statements</u>

<u>8% Convertible Debentures and Derivative Financial Instruments, page F-21</u>

10.	Please provide us an analysis which discusses how you determined that your warrants and embedded conversion features were derivative instruments under FAS 133. Specifically address how the warrants meet the net settlement criteria of part c of paragraph 6 and how the conversion option meets the criteria of part c of paragraph 12 given that there is no active market for your common stock. We may have additional comments after we review your response. In addition please tell us your consideration of DIG B6 of SFAS 133 in determining how to allocate the fair value of the embedded derivatives.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at 202-551-3648 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Thomas G. Amon, Esq.
Law Offices of Thomas G. Amon
500 Fifth Avenue – Suite 1650
New York, New York 10110